AB 3/11

[redacted]

SECURITIES A[illegible]SION
Wasl[illegible]

07000838

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46811

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Prudent Brokerage Associates

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1735 Market Street - Suite 3902
(No. and Street)

Philadelphia, (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward L. Snitzer 215-994-1062
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Isdaner & Company, LLC
(Name – *if individual, state last, first, middle name*)

Three Bala Plaza, Suite 501 West (Address) Bala Cynwyd, (City) PA (State) 19004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 02 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/11

OATH OR AFFIRMATION

I, Edward L. Snitzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prudent Brokerage Associates, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me
this 13th day of February 2007

Signature

Partner
Title

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
BRENDA L. GALE, Notary Public
City of Philadelphia, Phila. County
My Commission Expires November 26, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ISDANER &
COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

PRUDENT BROKERAGE ASSOCIATES

DECEMBER 31, 2006 AND 2005

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484

(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • Email: info@isdanerllc.com

CONTENTS

ISDANER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Certified Public Accountants

Partners
Prudent Brokerage Associates

We have audited the accompanying statements of financial condition of Prudent Brokerage Associates as of December 31, 2006 and 2005, and the related statements of income and partners' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prudent Brokerage Associates as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Isdaner & Company LLC

January 25, 2007

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484

(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • Email: info@isdanerllc.com

PRUDENT BROKERAGE ASSOCIATES
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
Cash - money market fund	$20,755	$34,859
Marketable securities	46,185	-
	$66,940	$34,859

PARTNERS' CAPITAL

	2006	2005
Partners' capital	$44,755	$34,859
Accumulated other comprehensive income	22,185	-
	$66,940	$34,859

The accompanying notes are an integral part of these statements.

PRUDENT BROKERAGE ASSOCIATES

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Revenue	$9,896	$8,155
Net income	$9,896	$8,155

The accompanying notes are an integral part of these statements.

PRUDENT BROKERAGE ASSOCIATES
STATEMENTS OF PARTNERS' CAPITAL
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Partners' Capital	Accumulated Other Comprehensive Income	Total
Partners' capital, December 31, 2005	$34,859	$ -	$34,859
Net income	9,896	-	9,896
Unrealized holding gain on marketable securities	-	22,185	22,185
Partners' capital, December 31, 2006	$44,755	$22,185	$66,940

The accompanying notes are an integral part of these statements.

PRUDENT BROKERAGE ASSOCIATES

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Cash flows from operating activities:		
Net income	$ 9,896	$ 8,155
Net cash provided by operating activities	9,896	8,155
Cash flows from investing activities:		
Purchase of marketable securities	(24,000)	-
Net cash used in investment activities	(24,000)	-
Net increase (decrease) in cash	(14,104)	8,155
Cash at beginning of year	34,859	26,704
Cash at end of year	$20,755	$34,859

The accompanying notes are an integral part of these statements.

PRUDENT BROKERAGE ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

(1) SUMMARY OF ACCOUNTING POLICIES

Nature of Operations

Prudent Brokerage Associates (the Partnership) was formed to engage in the business of acting as a broker-dealer registered under the Securities Exchange Act of 1934.

Certain administrative services are exchanged between the Partnership and a company affiliated through common control. No recognition is given to these transactions in the financial statements.

Revenue Recognition

Revenue consists primarily of commissions which are received monthly under written contracts with investment companies and recorded on a trade-date basis as securities transactions occur.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) MARKETABLE SECURITIES

Marketable securities consist of shares of NASDAQ Stock Market, Inc. common stock reported at fair value, with unrealized holding gains included in accumulated other comprehensive income.

(3) NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1 and is required to maintain a minimum net capital of $5,000. A computation of net capital as of December 31, 2006 is as follows:

Partners' capital	$66,940
Less nonallowable assets	-
Net capital before haircuts on securities positions	66,940
Haircuts on securities:	
Marketable securities	6,928
Net capital under Rule 15c3-1	$60,012

(3) NET CAPITAL REQUIREMENTS - Continued

A comparison of this computation of net capital to the corresponding computation prepared by the Partnership and included in the unaudited Part II FOCUS Report filing as of the same date is as follows:

Net capital as reported in Company's Part II FOCUS Report (unaudited)	$60,012
Net capital per this report	$60,012

(4) RESERVE REQUIREMENT

The Partnership had no accounts for customers. A calculation was not made of the reserve requirement under Rule 15c3-3 because the Partnership claims an exemption under Subsection (k)(1).

ISDANER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Certified Public Accountants
on Internal Control Required by SEC Rule 17a-5

Partners
Prudent Brokerage Associates

In planning and performing our audit of the financial statements of Prudent Brokerage Associates for the year ended December 31, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484

(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • Email: info@isdanerllc.com

internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cordaner & Company LLC

January 25, 2007

END